Filed by Computer Network Technology Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended.

Subject Company: Computer Network Technology Corporation
Commission File No. 333-122758

ON MAY 11, 2005, COMPUTER NETWORK TECHNOLOGY CORPORATION DISTRIBUTED THE FOLLOWING E-MAIL TO THE HOLDERS OF ITS OUTSTANDING RESTRICTED STOCK AWARDS:

To:	Distribution

From:	Brent Goodermont

Date:	May 9, 2005

Re:	Restricted Stock Award

This communication serves to inform you that, according to the terms of any Restricted Stock Awards issued before Jan 30, 2005, all restrictions will be lifted upon completion of the merger with McDATA.  As a result of the restrictions lifting, your award will fully vest, taxable income will be recognized and a tax liability will be due.  To better understand your upcoming tax liability, please review the process listed below.

Day of Closing

•                  Vesting of your shares will automatically accelerate upon the closing of the merger.

•                  McDATA will multiply the number of shares of CNT common stock by 1.3 to determine the new “post-closing” amount of McDATA Class A Common shares you will receive.

•                  McDATA will calculate the tax on your award using the fair market value of McDATA stock on the date the merger occurs.  Below is an example tax calculation.

This is a sample only, using the following assumptions:

500 Unvested shares

McDATA Class A Common Stock price of $4.00

40% Tax Rate

First, the multiplier will be applied.	500 x 1.3 = 650

Next, the taxable income is determined.	650 x $4.00 = Taxable Income = $2,600

Finally, taxes will be calculated.	$2,600 x applicable tax rate

Estimated tax due:	$2,600 x .40 = $1,040

Please note:

•                  The above scenario applies only to Restricted Stock Awards that vest upon a change of control.  Check your specific Restricted Stock Award Agreement to determine if this scenario applies to you.

•                  Your tax liability will be due by June 30, 2005 and if an employee does not pay the tax by then, it will be taken out of cash due to them in the form of base pay, severance or commissions.

•                  Final calculations and a communication on how to pay your tax liability will be handled by McDATA shortly after closing.

•                  Instructions on how to access your shares will be handled by McDATA shortly before closing.

•                  Attached are two grant detail reports:

•                  The report highlighted in purple indicates only the restricted shares scheduled to vest on the day of closing and subject to the taxation process above.

•                  The other report is a full grant detail report, reflective of all stock options and restricted stock awards.

If you have, any questions, please contact me at 763-268-6134.

Additional Information and where to find it: McDATA has filed a Registration Statement on SEC Form S-4 and McDATA and CNT have filed a Joint Proxy Statement/Prospectus with the SEC in connection with the proposed merger. The Registration Statement was declared effective by the SEC on April 19, 2005 and the Joint Proxy Statement/Prospectus containing information about McDATA, CNT and the proposed merger was mailed to stockholders of McDATA and shareholders of CNT on or before April 25, 2005.  Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully in their entirety. The Registration Statement and Joint Proxy Statement/Prospectus contain important information about McDATA, CNT, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the transaction and related matters. Investors and security holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth Minnesota 55442, telephone (763) 268-6130.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. McDATA’s and CNT’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

McDATA, CNT, directors and certain executive officers of McDATA and CNT, Mellon Investor Services LLC and certain affiliates and employees of Mellon Investor Services may be considered participants in the solicitation of proxies in connection with the proposed merger. Mellon Investor Services will be paid to solicit proxies in connection with the proposed merger.  Certain directors and executive officers may have direct or indirect interests in the proposed merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the proposed merger. In addition, certain directors and officers, after the proposed merger will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the proposed merger.  Additional information regarding the participants in the solicitation is contained in the Registration Statement and Joint Proxy Statement/Prospectus filed by McDATA and CNT with the SEC.